

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2024

Stephen Bramlage, Jr.
Chief Financial Officer
Casey's General Stores, Inc.
One SE Convenience Blvd.
Ankeny, Iowa 50021

      Re: Casey's General Stores, Inc.
           Form 10-K for Fiscal Year Ended April 30, 2023
           File No. 001-34700

Dear Stephen Bramlage:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Trade & Services